UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 6)

VIROPHARMA INCORPORATED

(Name of Subject Company)

VIROPHARMA INCORPORATED

(Name of Person Filing Statement)

Common Stock, $0.002 par value per share
(Title of Class of Securities)

928241108
(CUSIP Number of Class of Securities)

J. Peter Wolf

Vice President, General Counsel and Secretary

730 Stockton Drive

Exton, Pennsylvania 19341

(610) 458-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Eileen Nugent	George R. Bason, Jr.
Michael P. Rogan	William J. Chudd
Skadden, Arps, Slate, Meagher & Flom LLP	Davis, Polk & Wardwell LLP
1440 New York Avenue, N.W.	450 Lexington Avenue
Washington, D.C. 20005	New York, New York 10017
(202) 371-7000	(212) 450-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 6 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by ViroPharma Incorporated, a Delaware corporation, with the Securities and Exchange Commission (the “SEC”) on November 25, 2013.  The Schedule 14D-9 relates to the cash tender offer by Venus Newco, Inc. (“Purchaser”), a Delaware corporation and a wholly owned direct subsidiary of Shire Pharmaceutical Holdings Ireland Limited (“SPHIL”), a company incorporated in Ireland, and a wholly owned indirect subsidiary of Shire plc, a company incorporated in Jersey, Channel Islands, pursuant to which Purchaser has offered to purchase all of the outstanding Shares, for $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2013 and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and SPHIL with the SEC on November 25, 2013.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.   Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following update to the subsection “United Kingdom” as a new paragraph at the end of the section of the Schedule 14D-9:

“On January 15, 2014, SPHIL and Purchaser waived the condition to the Offer described in clause (ii) of “Section 15—Conditions to the Offer” of the Offer to Purchase insofar as it relates to the termination of review or approval of the Offer or the Merger by the UK OFT.  The Offer remains subject to the other terms and conditions set forth in the Offer to Purchase.  The press release issued by Shire announcing the foregoing is filed as Exhibit (a)(5)(xv) to the Schedule TO and is incorporated herein by reference.”

Item 9.   Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(16)	Press Release issued by Shire dated January 15, 2014 announcing the waiver of the condition relating to UK OFT review (incorporated by reference to Exhibit (a)(5)(xv) to the Schedule TO).

(a)(17)	Letter to ViroPharma Employees dated January 15, 2014 (incorporated by reference to Exhibit (a)(5)(xvi) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIROPHARMA INCORPORATED

By:	/s/ Vincent J. Milano
	Name:	Vincent J. Milano
	Title:	President and Chief Executive Officer

Dated: January 15, 2014